August 8, 2006

VIA COURIER AND EDGAR

Re:	Evercore Partners Inc.
Amendment No. 4 to
Registration Statement on Form S-1
File No. 333-134087

Gregory S. Dundas, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dundas:

On behalf of Evercore Partners Inc. we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.01 per share, marked to show changes from the Registration Statement as filed on August 4, 2006. The Registration Statement has been revised in response to the Staff’s comments.

We confirm to the Staff that, pursuant to our telephone conversation of this morning with Mr. Dundas, Evercore will file another Exhibit 5 opinion letter with the assumptions in the antepenultimate paragraph deleted on the date of the closing of the offering via a Current Report on Form 8-K or a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

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In addition, we are providing the following responses to your comment letter, dated August 7, 2006, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4 to the Registration Statement. The responses and information described below are based upon information provided to us by Evercore.

Financial Statements of Evercore Holdings, page F-8

Note 16, Subsequent Events, page F-49

1.	We refer to your response to comment 8 that Braveheart is a recently-formed business that has not generated any material revenues to date and does not have any significant assets. We note that according to your response to comment 9 Braveheart has no assets and has no income from operations. In this regard, please provide us with the following information:

•	Reconcile your response to comment 9 that states Braveheart has no assets and no income from operations with the retainer fee of $900,000 paid by the Company to Braveheart on July 20, 2006 in relation to the Co-Operation Agreement with Braveheart entered into on April 19, 2006.

Evercore respectfully advises the Staff that Braveheart Financial Services Limited (“Braveheart”) was formed in April 2005 and commenced business activity in the first quarter of 2006. Accordingly, Braveheart did not have any income in 2005 and only had de minimis assets as of December 31, 2005, as set forth in the table included in our response to the Staff’s prior comment 9 in our letter dated August 4, 2006. The $0.9 million retainer fee referred to in “Note 16 – Subsequent Events” to Evercore Holdings unaudited interim financial statements was subsequently paid to Braveheart pursuant to the Cooperation Agreement on July 20, 2006. Evercore believes that Braveheart has generated less than $1 million of income from continuing operations before income tax and has less than $1 million of total assets to date in 2006. The latest annual financial statements of Evercore and Braveheart will be used to assess significance upon consummation of the Braveheart acquisition, which is expected in 2007.

•	Tell us and discuss in Management’s Discussion and Analysis the business purpose for issuing 1.181 million Class A common shares valued at $22.4 million to acquire an off-shore company that has no operations and no assets.

Evercore respectfully advises the Staff that, as disclosed in the Registration Statement, it is a primary strategy of Evercore to expand into new geographic

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markets, and Evercore’s acquisition of Braveheart is a key step in furtherance of that strategy. Evercore advises the Staff that Braveheart, like Evercore, is a professional services business without material tangible assets. The assets of an advisory business are principally intangible and include experienced employees, client relationships, a pipeline of potential mandates and active client engagements. Evercore advises the Staff that the senior executives of Braveheart include the former Vice-Chairman of European Investment Banking at JPMorgan and a former Managing Director at JPMorgan. These senior executives have extensive experience, contacts and established relationships within the European business community, which are based on the 15-25 years of experience that these Braveheart senior executives bring to the business. They are currently using these contacts and relationships in active pursuit of revenue-generating activities and, to date, Braveheart has been awarded several key advisory mandates. Evercore advises the Staff, however, that advisory revenues are frequently only generated more than six months after a mandate is secured.

The nature and terms of the consideration payable by Evercore in connection with the Braveheart acquisition were determined through arm’s-length negotiations between Evercore and the Braveheart shareholders. In conducting these negotiations and determining the purchase price it was willing to pay, Evercore evaluated, among other things, the forecasted business generation of the Braveheart senior executives. Although it has not yet conducted a valuation of Braveheart for purposes of purchase price allocation, Evercore expects that the acquired assets will include intangibles potentially including, but not limited to, client relationships, backlog, non-competition agreements and regulatory licenses, etc., with a residual amount allocated to goodwill reflective in part of the value of Braveheart’s senior executives.

In response to the Staff’s comment Evercore has added the following additional disclosure to the Registration Statement under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of Braveheart Financial Services Limited”:

“It is a primary strategy of ours to expand into new geographic markets, and our acquisition of Braveheart is a key step in furtherance of that strategy. The employee-shareholders of Braveheart have extensive contacts and established relationships within the European business community that they are using in active pursuit of revenue-generating activities although Braveheart has not generated material revenues to date, and we expect that the future success of Braveheart will depend in large measure upon these key employee-shareholders. The nature and terms of the consideration payable in connection with the Braveheart acquisition were determined through arm’s-length negotiations between Evercore and the Braveheart employee-shareholders.”

•	Considering the lack of operations and assets of Braveheart please explain to us how you determined the fair value of Braveheart and provide us with the

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valuation analysis made to determine its fair value. We note the total consideration payable to acquire Braveheart, including the deferred consideration and the earn-out payment, is between $37 million and $48 million, which is in excess of the fair value of the cash payment and shares issued to acquire Protego.

Evercore’s preliminary valuation of Braveheart was based upon the value of the consideration to be paid rather than the assets to be acquired. Evercore performed an initial valuation of Braveheart and the amounts used to calculate the value of the initial consideration of $23.6 million were based upon 1.181 million shares at the high-point of the price range included in the Registration Statement ($20 per share), which range was determined through negotiations between Evercore and its underwriters. The deferred consideration, with a value of $11.8 million, was calculated based upon 50% of the value of the initial consideration. Evercore advises the Staff that the terms of the purchase and sale agreement in relation to the deferred consideration were the result of extensive negotiations and that, under the purchase and sale agreement, payment of any deferred consideration in excess of 50% of the initial consideration is solely within Evercore’s discretion and that Evercore does not presently intend or expect to pay any such additional deferred consideration. Taking the initial and deferred consideration amounts together, Evercore has preliminarily arrived at a non-discounted value of $35.4 million.

Evercore advises the Staff that there are long-term restrictions on the stock being used to acquire Braveheart that limit the sellers’ access to a liquid secondary market and prevent the sellers from readily converting their Evercore stock into cash. Specifically, the shares of Class A common stock to be received by the Braveheart shareholders as consideration may not be transferred by the Braveheart shareholders without Evercore’s consent for a period of seven years, except for transfers to certain permitted transferees, transfers following a change of control of Evercore (unless Evercore otherwise determines not to permit such transfers following a change of control), and transfers required to fund certain tax liabilities. To address the liquidity risk of restrictions on the stock consideration that limit ready marketability, Evercore engaged an independent valuation firm to assist management in assessing the appropriate lack of marketability discount.

In determining the appropriate discount for lack of marketability, consideration was given to, among other things, empirical studies and court cases addressing the discount for lack of marketability. The first piece of empirical research considered was restricted stock studies. These studies compare the prices of the restricted shares to their publicly traded counterparts and provide empirical evidence regarding the value investors attach to marketability. These studies clearly “demonstrate that the perceived holding period is a major factor affecting the size of the discount for lack of marketability”.1 The studies performed prior to 1990, which

[1]	Source: Business Valuation Discounts and Premiums by Shannon Pratt

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involve securities with a required two-year holding period, concluded on a median discount of 33 percent. With the easing of restrictions since 1990 (i.e. easing of registration requirements and reduction in required holding period in 1997 to one year) the average discount observed across studies has been 19 percent. These actions, which increased the liquidity of restricted shares, resulted in lower discounts for lack of marketability. Since the Braveheart restricted shares have limitations significantly longer than two-years Evercore considered the pre-1990 restricted stock studies as a beginning benchmark. The expected holding period of seven years warrants an above median discount for lack of marketability. Pre-IPO studies which provide additional insight into the value investors place on liquidity were also considered. These studies considered privately held companies that eventually went public by comparing the prices paid in private transactions to their eventual publicly traded price. The pre-IPO studies provide additional empirical evidence regarding the importance of the holding period to the size of the discount for lack of marketability. The Valuation Advisors study indicated a median discount for lack of marketability of roughly 37 percent for the one to six month timeframe and over 50% when the timeframe was extended to sixteen months. Furthermore, pre-IPO transactions for companies operating in SIC codes 6211 – Security Brokers and 6282 – Investment Advice were considered. These transactions indicated a mean discount of roughly 30 percent for the one to six month timeframe and over 50 percent when the timeframe was extended to 24 months. These studies involved timeframes significantly shorter than the seven years associated with the Braveheart restricted shares. As such, an above average discount for lack of marketability was selected. Finally, an additional analysis used to determine discounts for lack of marketability in the tax context was performed, which confirmed the results of the empirical analyses described above. With regard to the Braveheart restricted shares an analysis of these factors was performed and it was felt that the benchmark discount was appropriate. Based on their analysis, the valuation firm recommended, and management has preliminarily adopted, a 40% discount for the lack of marketability.

Through applying this discount for lack of marketability to the value of the stock consideration of $35.4 million and adding the earn-out consideration of $3.0 million, Evercore arrived at its preliminary estimated value of Braveheart of $24.2 million.

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Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

/S/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Todd K. Schiffman, Esq.
Donald Walker
Edwin Adames

Evercore Partners Inc.
Adam B. Frankel, Esq.
David E. Wezdenko
Thomas J. Gavenda

Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Stuart R. Nayman, Esq.